SO 3-16-04

04001730

VF 3-4-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 049253

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Capital Markets, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

772 Ridgewood Road
(No. and Street)

Key Biscayne (City) FL (State) 33149 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rachlin, Cohen & Holtz, LLP
(Name – *if individual, state last, first, middle name*)

450 East Las Olas Blvd (Address) Fort Lauderdale (City) FL (State) 33301 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FEB 27 2004

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dennis John Devaney**, swear (or Affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **United Capital Markets, Inc,** as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

President
Title

Notary Public
Alan B. Levin
My commission expires June 17, 2006

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income or Loss.
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of Confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UNITED CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

UNITED CAPITAL MARKETS, INC.

TABLE OF CONTENTS

Rachlin Cohen & Holtz
Accountants · Advisors

Rachlin Cohen & Holtz LLP
450 East Las Olas Boulevard ■ Suite 950 ■ Fort Lauderdale, Florida 33301
Phone 954.525.1040 ■ Fax 954.525.2004 ■ www.rchcpa.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
United Capital Markets, Inc.

We have audited the accompanying statement of financial condition of United Capital Markets, Inc. as of December 31, 2003, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Capital Markets, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed on the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rachlin Cohen & Holtz LLP
RACHLIN COHEN & HOLTZ LLP

Fort Lauderdale, Florida
January 23, 2004

UNITED CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 3,022,567
Securities	109,796,342
Interest and principal receivable	644,509
Deposits with clearing broker	287,025
Prepaid expenses and other assets	456,246
Total assets	$ 114,206,689

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at fair market value	$ 15,133,088
Payable to clearing broker	46,998,535
Commissions payable	2,231,754
Accounts payable and other liabilities	507,898
Payroll taxes payable	202,880
Total liabilities	65,074,155
Stockholder's Equity:	
Common stock; no par value, 1,000 shares authorized, issued and outstanding	6,000
Additional paid-in capital	5,353,400
Retained earnings	43,773,134
Total stockholder's equity	49,132,534
Total liabilities and stockholder's equity	$ 114,206,689

See notes to financial statements.

UNITED CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

Revenues:	
Principal transactions	$81,605,607
Interest income	9,974,058
	91,579,665
Expenses:	
Compensation and commissions	27,333,391
Management fees, Parent Company	9,850,690
Interest expense	2,673,908
Clearing costs	784,171
General and administrative	776,635
	41,418,795
Net Income	$50,160,870

See notes to financial statements.

UNITED CAPITAL MARKETS, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2002	1,000	$ 6,000	$ 5,353,400	$ 3,612,264	$ 8,971,664
Distributions	-	-	-	(10,000,000)	(10,000,000)
Net Income	-	-	-	50,160,870	50,160,870
Balance, December 31, 2003	1,000	$ 6,000	$ 5,353,400	$ 43,773,134	$ 49,132,534

See notes to financial statements.

United Capital Markets, Inc.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:	
Net income	$ 50,160,870
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Unrealized gain on debt securities	(1,125,629)
(Increase) decrease in assets:	
Deposits with clearing brokers	6,802,207
Debt securities	(79,517,800)
Interest receivable	(178,593)
Prepaid expenses and other assets	(387,697)
Increase in liabilities:	
Accounts payable and other liabilities	2,725,544
Payable to clearing broker	20,293,256
Securities sold, not yet purchased	14,143,082
Net cash provided by operating activities	12,915,240
Cash Flows From Investing Activities:	
Proceeds from payments on loans to related party	7,034,454
Net cash provided by investing activities	7,034,454
Cash Flows From Financing Activities:	
Payments on subordinated loans	(7,000,000)
Distributions to stockholder	(10,000,000)
Net cash used by financing activities	(17,000,000)
Net Increase in Cash and Cash Equivalents	2,949,694
Cash and Cash Equivalents, Beginning	72,873
Cash and Cash Equivalents, Ending	$ 3,022,567
Supplementary Information:	
Interest paid	$ 2,673,908

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is subject to regulatory oversight and periodic audit by the SEC and the NASD.

The Company is a Florida Corporation that is a wholly-owned subsidiary of United Capital Markets Holdings, Inc. (Parent).

Purchases and sales of securities are made under a fully disclosed clearing agreement and the Company does not hold customer funds or securities.

Revenue and Expense Recognition

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Substantially all principal transaction revenues were derived through the purchase and sale of collateralized debt securities.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Marketable securities, which consist of debt securities and option contracts, are valued at market value as determined by the Company's clearing broker, independent outside pricing sources, and bids from other independent dealers. Substantially all these securities trade in the over-the-counter market.

Cash Equivalents

For purposes of reporting cash flows, cash equivalents are all money market funds, treasury bills and certificates of deposit purchased with an original maturity of three months or less.

Concentrations of Credit Risk

Transactions which expose the Company to credit risk are comprised primarily of transactions with the clearing broker and counter-parties. Funds held on deposit with the clearing broker are not subject to any insurance against loss. The Company is engaged in various trading activities in which counter-parties primarily include broker-dealers, financial institutions and sophisticated investors. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Estimated Fair Value of Financial Instruments

The information set forth below provides disclosure of the estimated fair value of the Company's financial instruments presented in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2003. Since the reported fair values of financial instruments are based upon a variety of factors, they may not represent actual values that could have been realized as of December 31, 2003 or that will be realized in the future.

The respective carrying value of certain on-balance sheet financial instruments approximated their fair values. These financial instruments include cash, deposits with clearing brokers, and various receivables. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable on demand.

NOTE 2. COMMITMENTS AND CERTAIN RISK FACTORS

Off-Balance Sheet Risk

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, any customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customers' confirmations and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a broker-dealer which deals primarily in debt securities. It buys and sells on a fully disclosed basis with other broker-dealers and institutional investors.

NOTE 2. COMMITMENTS AND CERTAIN RISK FACTORS (Continued)

Off-Balance Sheet Risk (Continued)

In the normal course of business, the Company's client activities through its clearing broker involve the execution and settlement of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

Counter-Parties

One counter-party was responsible for approximately 27% of the net profit generated from principal transactions.

Securities Owned And Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, consist of debt securities and option contracts at market values. The owned securities are comprised of approximately 12% of collateralized mortgage obligations with the remainder in other asset-backed securities.

The Company has sold securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003 at market value of the related security and will incur a loss if the market value of the securities increases subsequent to December 31, 2003. The sold not yet purchased securities are comprised of approximately 73% government securities with the remainder in collateralized mortgage obligations.

Agreement with Clearing Broker

In the normal course of business, the Company has entered into an agreement with a clearing broker to clear customer and proprietary transactions on its behalf. The agreement requires, among other things, the Company to maintain a good faith deposit with the clearing broker, provides for interest on margin accounts, and may be canceled by either party with ninety days written notice. At December 31, 2003, the Company had $287,025 on deposit with the clearing broker. The clearing broker calculates interest on a trade date basis. In addition, the Company incurs interest on the estimated value of securities sold short until such time as the transaction is completed.

NOTE 3. RELATED PARTY TRANSACTIONS

Management Agreement

The Company has a verbal management agreement with its Parent Company. The agreement gives the Company access to use the Parent Company's facilities, management, administrative and other services necessary to carry on the Company's operations in the purchase, sale and brokering of securities. The Company utilizes certain properties and equipment owned by a related party which rents these properties to the Parent Company. In 2003, total management fees paid under the agreement with the Parent Company aggregated $9,850,690, which included rental payments of approximately $2,500,000.

In July 2003, the SEC issued a letter that clarified its position under SEC Rules 15c3-1, 17a-3, 17a-4 and 17a-5 (Financial Responsibility Rules) regarding the treatment of broker-dealer expenses and liabilities. NASD members must be able to demonstrate compliance with the requirements stated in the letter by no later than December 1, 2003. The letter states that all expenses/liabilities of a broker-dealer must be recorded in the broker-dealer's books and records, regardless of whether the expenses are paid by a third party holding company/parent company. As a result of the ruling, beginning November 1, 2003, the Company began reclassifying expenses from "management fees" into their respective expense categories.

Aircraft Leases

On December 31, 2003, the Company entered into lease agreements with an entity owned 100% by the Company's sole stockholder for the use of certain aircraft. The terms of the leases are for one year with certain renewal options and call for hourly usage payments as defined in the respective lease agreements. The Company has also obtained aircraft liability insurance coverage, as it is the primary user of such aircraft. The term of the policy is from December 16, 2003 to December 16, 2004. Prepaid insurance premiums related to such policies were approximately $374,000 at December 31, 2003 and are included in prepaid expenses and other assets in the Statement of Financial Condition.

Purchases From and Sales To Related Parties

During 2003, the Company purchased and sold certain debt securities to and from primarily three companies under common control. These transactions were recorded at the consideration exchanged, which was fair value as determined by the Company. These investments were financed in part by margin funds provided by the Company's clearing broker. For the year ended December 31, 2003, the Company recognized $3,600,000 of net revenue from transactions with these related parties.

NOTE 4. PAYABLE TO CLEARING BROKER

The Company clears all its transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE 5. SUBORDINATED LOANS

On August 6, 2002 and October 31, 2002, the Company entered into subordinated loan agreements with its clearing broker in the amounts of $5,000,000 and $2,000,000, respectively. The loans were obtained to finance an additional deposit of $7,000,000 required by the clearing broker in 2002. Each of the loans was approved by NASD as satisfactory subordination agreements. The loans each bear interest at prime plus 2% and were due on September 30, 2003 and November 30, 2003, respectively. In 2003, both of these loans were paid in full.

NOTE 6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $31,779,686 which was $31,679,686 in excess of its required net capital of $100,000.

NOTE 7. INCOME TAXES

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is a Qualified Subchapter S Subsidiary (QSSS) and is part of a combined return. The Company is liable for certain state income taxes for which a provision has been included in these financial statements.

The Company is subject to potential review or examination of federal, state and local income and payroll tax returns by various taxing authorities. Additional taxes, including penalties for non-compliance, and interest, if any, will be charged to operations when determined.

NOTE 8. SUBSEQUENT EVENTS

In January 2004, commissions of approximately $1,000,000 were paid to the Parent's sole stockholder. Also, in January 2004, the Company advanced $2,000,000 to this stockholder in the form of a non-interest bearing loan that is due on demand.

United Capital Markets, Inc.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

United Capital Markets, Inc.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Total Assets	$ 114,206,689
Less Total Liabilities	65,074,155
Net Worth	49,132,534
Less Non-Allowable Assets	(471,853)
Net Capital Before Haircuts on Security Positions (Tentative Net Capital)	48,660,681
Haircuts on Security Positions:	
Exempted securities	784,659
Debt securities	12,090,864
Undue concentrations	4,005,472
	16,880,995
Net Capital	31,779,686
Net Capital Required	100,000
Excess Net Capital	$ 31,679,686
Aggregate Indebtedness	$ 2,942,532
Ratio: Aggregate Indebtedness to Net Capital	.09 to 1

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) as amended for December 31, 2003 and the above calculation.

UNITED CAPITAL MARKETS, INC.

SCHEDULE II

INFORMATION RELATING TO DETERMINATION OF RESERVE REQUIREMENTS AND

POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2003

The Company operates pursuant to the (K)(2)(ii) exemptive provision of the Securities and Exchange Commission Rule 15c3-3 and does not hold customer funds or owe money or securities to customers.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2003.

Rachlin Cohen & Holtz
Accountants • Advisors

Rachlin Cohen & Holtz LLP
450 East Las Olas Boulevard ■ Suite 950 ■ Fort Lauderdale, Florida 33301
Phone 954.525.1040 ■ Fax 954.525.2004 ■ www.rchcpa.com

Report of Independent Certified Public Accountants on Internal Control as Required By Rule 17a-5(g) (1) of the Securities and Exchange Commission

Board of Directors
United Capital Markets, Inc.

In planning and performing our audit of the financial statements of United Capital Markets, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a 3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MIAMI ■ FORT LAUDERDALE ■ WEST PALM BEACH ■ STUART

Board of Directors
United Capital Markets, Inc.
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rachlin Cohen & Holtz LLP

RACHLIN COHEN & HOLTZ LLP

Fort Lauderdale, Florida
January 23, 2004